Exhibit 21.1

SOUNDHOUND AI, INC.

LIST OF SUBSIDIARIES

(As of May 2, 2022)

1.	SoundHound, Inc.
2.	SoundHound Canada Inc. – SoundHound, Inc. owns 1 common share and is the sole stockholder of SoundHound Canada Inc.
3.	SoundHound KK (株式会社サウンドハウンド) – SoundHound, Inc. owns 100% of the subsidiary.
4.	SoundHound GmbH – SoundHound, Inc. owns 25,000 shares and is the sole stockholder of SoundHound GmbH.
5.	Beijing SoundHound Software Development Co., Ltd. (北京声航软件开发有限公司) (“SoundHound Beijing”) – SoundHound, Inc. owns 100% of the subsidiary.
6.	SoundHound Korea LLC (사운드하운드코리아 유한회사) – SoundHound, Inc. owns 100% of the subsidiary.